UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT-GM: MEDIATION PROCESS AND PUT OPTION

SIGNATURES

FIAT-GM: MEDIATION PROCESS AND PUT OPTION

The mediation process initiated by GeneraI Motors on December 16th, 2004 pursuant to Section 10.08 of the Master Agreement will end on February 1 st, 2005, as agreed between the parties.

Fiat has reaffirmed its views that it does not consider the sale of certain financial activities of Fiat Auto and the recapitalization of Fiat Auto Holding B. V. to be violations of the Master Agreement, and as such that the put option it holds on its Auto business is an important asset for Fiat, and is valid and enforceable in accordance with its terms.

Although the put option is exercisable on January 24th, 2005, Fiat has decided to await the completion of the mediation process. As a result, Fiat will be in a position to exercise the put option from February 2nd, 2005 through to July 24th, 2010.

With regard to the industrial alliances between GeneraI Motors and Fiat, the parties continue to work on the optimisation of the current arrangements for the benefit of both parties.

"The evolution of the relationship with General Motors is not expected to negatively impact on the Group's ability to reach its financial targets for 2005, 2006 and 2007 which have been previously communicated" said Fiat CEO Sergio Marchionne.

"Furthermore, as previously stated, no plant closings in Italy are foreseen in its current development plans for Fiat Auto."

Turin, January 24, 2005

The contract documentation, together with the amendments, is available on the website: www.fiatgroup.com in the section “Investor Relations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney